April 5, 2016
Lisa Krestynick
Staff Attorney
United States Securities and Exchange Commission
Washington, D.C. 20549
Re:            Whiskey Acquisition, Inc.
Registration Statement on Form S-1
File No. 333-208620

RE: Request for Accelerated Effectiveness of Registration
Dear Ms. Krestynick;
Whiskey Acquisition, Inc. hereby requests that its registration statement on Form S-1, File No. 333-208620 be granted accelerated effectiveness under Rule 461 of the Securities Act of 1933.  We request that the registration be made effective on April 8, 2016, at  4 p.m. EST, as assumed or thereafter as practical.
The Company hereby acknowledges that:
•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Regards,

/s/ Miguel Dotres
Miguel Dotres
President
Whiskey Acquisition, Inc.